GulfMark Offshore, Inc.
Revises Third Quarter Earnings Estimates

     October 10, 2002 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) President Bruce A Streeter said that the Company had reassessed earnings expectations for the third quarter of 2002 resulting in a range of $0.32 to $0.34 per share. He attributed the revision to the following factors: (1) weaker spot demand in the North Sea; (2) the repositioning of vessels resulting from new term contract awards in Brazil and improved opportunities in the Southeast Asian market; (3) the previously announced sale of a crew boat; and (4) contract turnover during the last half of September which resulted in lower 3rd quarter revenue levels than had previously been anticipated. The weak spot market in the North Sea continued throughout the quarter reflecting lower than normal seasonal construction activity as well as reduction in oil and gas development and exploration expenditures in both the United Kingdom and Norway.

     The withdrawal of the two vessels from North Sea operations during September for preparation and mobilization to new markets, as well as mechanical downtime on two vessels resulted in lower utilization during the quarter. In addition, several vessels in Asia and the North Sea completed contracts near the end of the quarter and experienced some downtime before returning to work. In the case of the crew boat in Southeast Asia, the reduction in revenue was offset by a small gain on the sale of the vessel.

     Mr. Streeter indicated that although it was disappointing that the third quarter was not up to expectation, the award of a two year contract in Brazil for the Highland Piper and the transfer of the Highland Legend to Southeast Asia would help to solidify the earnings potential from these vessels in 2003. He said, "Although the spot market has shown relative strength since October 1st, it is too early to tell if this represents a true reversal of the market from that which we experienced in the summer and early fall. We are cautious about the balance of the year based on the current overall market conditions as vessels that are due to renew in the fourth quarter may be facing a weaker market than we and analysts had anticipated."

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-two (52) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:      Edward A. Guthrie, Executive Vice President
                   E-mail: Ed.Guthrie@GulfMark.com
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.